October 21, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC d/b/a Auddia
Registration Statement on Form S-1 Submitted October 8, 2020
File No. 333-235891
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive, LLC.d/b/a Auddia (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 19 2020 from Kathleen Krebs, Special Counsel, to Michael Lawless, Chief Executive Officer of the Company, relating to Amendment No, 4 to the draft registration statement on Form S-1 of the Company filed with the Commission on October 8, 2020 (the “Registration Statement”). We have filed simultaneously Amendment No. 5 to the draft Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the draft Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. In addition, we have responded to the oral comments given to Stanley Moskowitz Esq. by the Staff. For your convenience, we have included above our response a copy of the comment to which we are responding.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1. Disclose whether you have received approval for listing of the company’s common shares on The Nasdaq Capital Market. Also disclose whether the company has applied for and been approved for listing of the warrants on Nasdaq. If you will not receive approval for listing of the company’s securities being offered prior to effectiveness, please prominently disclose this fact and disclose where you expect the securities to trade. Provide risk factor disclosure about the impact on the trading market for your securities, including whether the securities would be considered penny stocks.

Response

The company has received approval to list its common shares and warrants on the Nasdaq Exchange.

The IPO, page 4

2. Please disclose that the Series A Warrants are redeemable by the company, briefly disclosing the redemption terms. Provide risk factor disclosure that the company may redeem the Series A Warrants at a time that is disadvantageous to investors who hold the warrants.

Response

The disclosure has been included in accordance with the Staff’s comments

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Resale Prospectus Cover Page, page Resale-i

3. You disclose the following on the resale prospectus cover page: “No sales of the shares covered by this prospectus shall occur until the shares of common stock sold in our initial public offering begin trading on The Nasdaq Capital Market. The distribution of securities offered hereby may be effected in one or more transactions that may take place on The Nasdaq Capital Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.” This appears inconsistent with your disclosure in the Plan of Distribution that “[t]he selling shareholders may sell some or all of their shares at a price of $5.00 per share, and thereafter at prevailing market prices or privately negotiated prices.” Please clarify when the selling shareholders may sell their shares and at what price.

Response

The Resale Prospectus has been amended in accordance with the Staff’s comments

Exhibits

1.	Please file your remaining exhibits, including the following:
•	Exhibit 1.1 - Underwriting agreement for the revised offering
•	Exhibit 5.1 - Legality opinion on the securities being offered in the company’s offering and the resale offering
•	Exhibit 10.9 - Form of Bridge Note
•	Exhibit 10.11 - Agreement of Debt Conversion with Jeffrey Thramann

Response

The Exhibits listed in the Staff’s comments have been filed with this Amendment #5.

Responses to Oral Comments:

1. The typo contained in the Explanatory Note Section of the S-1 has been corrected

2. The Dilution Section of the IPO prospectus has been completed

3. The redundancy in the Underwriting Section has been corrected in that the “Representatives Unit Warrant” and the “Underwriters Warrants” paragraphs, describe the same security. Accordingly, the Paragraph entitled “Underwriter’s Warrants” has been deleted.

4. The logo of the underwriter has been deleted from the Resale Propsectus.

5. Note 4 on the Table of Selling Shareholders in the Resale Prospectus has been completed.

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Please be further advised that James Booth, who was listed as a director to be appointed upon the conversion of Clip Interactive, LLC into Auddia Inc. (the “Conversion”), has withdrawn his Consent to become a director. His withdrawal was not as a result of any disagreements with the Company or any differences in policy, practices or general direction of the Company.

The Company has filed with this Amendment #5, the Consent of Timothy J.Hanlon to become a director of the Company upon the Conversion. Mr Hanlon’s business biography has been disclosed under “Management” in both prospectuses.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:s/ Brad Bingham

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